			Exhibit 12(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	2012	2013	2014	2015	2016

Fixed charges, as defined:
Total Interest	$45,214	$38,173	$58,384	$45,532	$37,529
Interest applicable to rentals	655	974	799	1,091	654

Total fixed charges, as defined	$45,869	$39,147	$59,183	$46,623	$38,183

Earnings as defined:
Net Income	$111,866	$113,664	$96,334	$111,318	$96,744
Add:
Provision for income taxes:
Total	77,115	68,853	83,310	53,077	71,061
Fixed charges as above	45,869	39,147	59,183	46,623	38,183

Total earnings, as defined	$234,850	$221,664	$238,827	$211,018	$205,988

Ratio of earnings to fixed charges, as defined	5.12	5.66	4.04	4.53	5.39